AGENIX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

SEC#82-5258

07026431

20 August 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 16 August 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Karl Schlobohm
Director/Company Secretary

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
AUG 2 1 2007
WASH. D.C.
PROCESSING SECTION
161

dw 9/17

AGENIX

16 August 2007

AGENIX PLACEMENT OF SHARES

Agenix announces the successful placement of a further 2,812,500 shares to sophisticated investors at $0.16 per share to raise a further $450,000 before costs.

That completes the current capital raising to assist with the funding of the Agenix Biopharmaceutical (Shanghai) drug development pipeline and to provide additional working capital.

Together with the announcement on 6 August, 2007, Agenix has raised a total of $7,150,000 before costs, all at $0.16 per share.

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6310

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical Ltd and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Preparation is underway for commencement of a Phase II pulmonary embolism clinical trial in the United States and Canada. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

Agenix Biopharmaceutical (Shanghai) owns two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and is awaiting China State Food and Drug Administration approval for market launch in China. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

www.agenix.com

END